UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 30, 2025

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Provides Update on REMS for currently approved BCMA- and CD19-directed autologous chimeric antigen receptor (CAR) T cell immunotherapies

On June 26, 2025, the U.S. Food and Drug Administration (FDA) removed Risk Evaluation and Mitigation Strategies (REMS) for currently approved BCMA- and CD19-directed autologous chimeric antigen receptor (CAR) T cell immunotherapies. In addition, product labeling was updated to align with REMS elimination and streamline patient monitoring following product administration. The labeling update included reductions or removals of monitoring requirements for cell therapy products such as cilta-cel, such as instructing patients to remain within proximity of a healthcare facility for at least two weeks (compared to four weeks previously); and advising patients to avoid driving for two weeks following product administration (compared to eight weeks previously).

As of June 30, 2025, more than 6,500 patients have been treated with CARVYKTI® in clinical trial and commercial settings. As with all novel therapies, ongoing safety monitoring is a key component of post-approval surveillance. Label updates are a routine reflection of real-world evidence and evolving understanding of a treatment’s safety profile.

European Medicines Agency Publishes Recommendation for CARVYKTI® Label Update

On June 30, 2025, the European Medicines Agency (EMA) published a recommendation for CARVYKTI® (ciltacabtagene autoleucel, cilta-cel) to add the following sentence to the Summary of Product Characteristics (SmPC) special warnings and precautions for use: “Patients may develop immune-mediated enterocolitis, which may emerge several months after CARVYKTI infusion. Some cases may be refractory to treatment with corticosteroids, and other treatment options may be relevant to consider. There were events of gastrointestinal perforation, including fatal outcomes.”

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-272222 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: June 30, 2025	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer